On September 1, 2006, Mittal Steel Company N.V. (the "Company") granted 3,920,050 options to purchase its Class A Shares to certain executive board members, members of senior management and key employees of the Company at an exercise price of U.S.$33.755 per share (the "Option Grant"). The Option Grant was made pursuant to the Company's Global Stock Option Plan, dated September 15, 1999, and as amended on February 17, 2003 and May 15, 2006.

As part of the Option Grant, Mr. Lakshmi N. Mittal received 100,000 stock options, Mr. Aditya Mittal received 75,000 stock options, Mr. Malay Mukherjee received 60,000 stock options, Mr. Sudhir Maheshwari received 33,000 stock options and Mr. Bhikam C. Agarwal received 33,000 stock options. The stock options expire on September 1, 2016 and will vest in one-thirds on September 1, 2007, 2008 and 2009, respectively.

As required under Dutch law, the Option Grant was reported to the Autoriteit Financiele Markten on September 1, 2006.

Mittal Steel Company N.V. Hofplein 20 3032 AC Rotterdam The Netherlands	T +31 10 217 88 00 F +31 10 217 88 88 www.mittalsteel.com Registered office as postal address Registered no: 24 27 54 28